

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2008

John Delaney
President, Chief Executive Officer and Director
Hamptons Extreme, Inc.
509 S. San Clemente Street
Ventura, CA 93001

> **Re: Hamptons Extreme, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2008**
> **File No. 333-151148**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

Cover Page

1. Please replace all references to Regulation S-B with Regulation S-K. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

John Delaney
Hamptons Extreme, Inc.
June 20, 2008
Page 2

Prospectus

General

2. It appears from your current disclosure that you have not taken any concrete steps
    to implement your business plan, and therefore may be a "blank check" company
    under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for
    example, that since the inception of your business you have not generated any
    revenues, you do not appear to have any written agreements to produce or sell your
    proposed products, and have no concrete plan of how you will do so, you do not
    appear to have any dedicated full-time or part-time employees other than Mr.
    Delaney and you do not have an operational website or other method to reach
    potential customers. We also note that you have issued penny stock. Please tell us
    why you do not believe that you are a blank check company. Alternatively, revise
    the registration statement to disclose that you are a blank check company and that
    any future offerings of your securities would need to comply with Rule 419.

3. If you believe you are not a blank check company, please revise the entire
    registration statement so that it conveys an accurate picture of your company at the
    point of effectiveness. You may discuss your hopes and plans but only in the
    context of disclosing your actual situation and the real costs and timelines you face
    in reaching your goals. The remaining comments in this letter are designed to offer
    some guidance as you begin the task of creating a prospectus which will offer
    useful information to potential purchasers of your securities.

4. Please provide us with any artwork that you intend to use. The inside front cover
    artwork should be clear illustrations of your product or business with concise
    language describing the illustrations. Artwork that does not convey the business
    purpose and language that strays beyond a limited scope will not be appropriate
    inside the front cover. Please refer to Section VIII of the Division of Corporation
    Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update
    available at www.sec.gov.

Cover Page

5. Please delete the sentence "[w]e believe that there is currently a substantial market
    opportunity for our products due to the cessation of operations of a former large
    manufacturer." We view this as marketing language that does not fall within the
    parameters of Item 501(b) of Regulation S-K.

Summary of Our Offering
Our Proposed Business, page 2

6. Revise your summary to accurately describe your current operations. Please provide a snapshot of the current state of your business, i.e., that you are a development stage company, that you have not generated revenues and that your accountants have issued a going concern opinion. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, clarify that additional financing will be required before you can commence operations.

7. Please briefly describe what you mean when you indicate you are going to establish yourself as a trading company.

Risk Factors, page 3

8. We refer you to the second sentence in the introductory paragraph. Please delete this language. All material risks should be described. If risks are not deemed material, you should not reference them.

Risks Related to our Business, page 3

9. Please add a risk factor to discuss the risk that you may not be able to absorb the costs of being a public company.

10. Please create a risk factor to discuss the risk that there is not any previous experience the officers of the company have in managing a public company and difficulties in having acceptable internal controls surrounding the financial reporting with only one officer/employee/director.

11. Please create a risk factor to discuss that there is no employment agreement in place with Mr. Delaney.

Our president/CEO serves us on a part time basis and conflicts may arise, page 4

12. Please disclose the approximate percentage of time that you expect the president/CEO will allocate to your business.

We have not conducted market studies, page 5

13. Please advise or revise to clarify the discrepancy between this risk factor which states that you have not conducted any market studies with your disclosure throughout the prospectus that you need to raise $625,000 to $2,150,000 to develop

your product and become truly operational. Without conducting any market studies, how did you estimate the financing you will need to raise? To the extent this comment is applicable to other sections of the prospectus, such as the price points discussed in the Proposed Products and Services section on page 15, please revise those sections accordingly.

Selling Stockholders, page 7

14. Please define what JTWROS stands for in the table listing the selling shareholders.

Directors, Executive Officers Promoters and Consultants, page 11

15. Please revise the description of Mr. Delaney's business experience to briefly describe his business experience only during the past five years, and to omit unnecessary information. Refer to Item 401(e) of Regulation S-K. Please also disclose how long Mr. Delaney has been President and CEO of Hamptons Extreme, Inc.

Description of Business
Forward Looking Statement Information, page 14

16. Since the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings or issuers of penny stock, either delete the reference to the Private Securities Litigation Reform Act or revise to indicate that the safe harbor does not apply to you. Refer to Section 27A of the Securities Act.

Our Proposed Business, page 14

17. Please substantially revise this entire section so that it describes your current circumstances. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. If you have no current plans to begin developing the phases of your business plan or no available financing, so state.

18. We note your disclosure in the second sentence of the first paragraph of this section that you believe that the "exit of certain large manufacturers from the market due to the costs of complying with environmental regulations presents us with a unique marketing opportunity." Please balance this disclosure by indicating that you will not be able to begin operations and fill any void left by other manufacturers who shut down until you have received additional financing. Similarly revise your disclosure under "Government Regulation," at page 16 and elsewhere, as appropriate.

Overview, page 15

19. Does the company have any patents for its "more environmentally sound alternative to traditional Polyurethane surfboard blanks"? If not, do you plan to pursue any patents in connection with the design advantages you believe you have over other surfboard manufacturers?

Planned Sales and Marketing, page 15

20. Please disclose whether you anticipate entering into a written agreement with HomeBlown US and West System Ǽ. What is your anticipated timeline for this? Please file all such written agreements as exhibits to the registration statement.

21. Please disclose if you have an actual factory location picked out and, if so, whether you have entered into a contract to rent such factory location. Please file any written agreements with respect to renting a factory location as exhibits to the registration statement. If you have no current plans yet regarding this, please make that clear.

Competition, page 16

22. Please clarify here that you currently have no operations in order to make clear that you are not yet competing with the companies you name or revise to delete the names of other companies.

Government Regulation, page 16

23. Please create a risk factor to discuss the regulatory issues which have impacted the surfboard manufacturing industry and to what extent you may be impacted by such regulations.

Management's Discussion and Analysis or Plan of Operation, page 16

24. Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Executive Compensation, page 17

    25. Please identify Mr. Krutosik in the last sentence of this section.

Where You Can Find More Information, page 18

    26. Please note that our zip code is 20549.

Back Cover

    27. Please revise the final paragraph on the back cover to remove any inference that you are disclaiming the accuracy of information cited in your prospectus.

Part II. Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page 1

    28. Please identify who Energy West is.

Item 15. Recent Sales of Unregistered Securities, page 1

    29. As to any securities sold otherwise than for cash, state the nature of the aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K. We refer to the 15,000 shares issued to Mr. Hariton.

    30. Please provide the date the additional 37,000 shares were issued to 35 shareholders. Refer to Item 701(a) of Regulation S-K.

Undertakings, page 2

    31. Please determine whether the registrant is relying on Rule 430A, 430B or 430C of the Securities Act and provide the undertaking as required in Item 512(a)(5) of Regulation S-K or Item 512(i) of Regulation S-K as appropriate.

Exhibit 5.1

    32. Please note our address is 100 F Street N.E.

    33. Please correct the second sentence of the last paragraph to change the caption title to "Legal Matters" as that is the heading used in the prospectus.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor

cc: Frank J. Hariton, Esq.
        Fax: (914) 693-2963